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                              May 15, 2024

       Chan Chun Sing
       Chief Executive Officer
       Click Holdings Ltd.
       Unit 709, 7/F., Ocean Centre
       5 Canton Road
       Tsim Sha Tsui, Kowloon, Hong Kong

                                                        Re: Click Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 18,
2024
                                                            CIK No. 0002020027

       Dear Chan Chun Sing:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Cover Page, page i

   1. We note your disclosure that following the offering you will be a controlled company. If true, please disclose
that Mr. Chan Chun Sing will have the ability to determine all matters requiring approval by
stockholders, rather than your "Controlling Shareholder."
   2. We note that the company is a Cayman Islands holding company that operates its business in China through its
PRC subsidiaries. Please disclose prominently that this holding company structure
involves unique risks to investors. Your disclosure should
                                                        acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely result in
a material change in your operations and/or a material change in the value of the securities
you are registering for sale, including that it could cause the value of such securities to
significantly decline or become worthless. Provide a cross-reference
 Chan Chun Sing
FirstName  LastNameChan Chun Sing
Click Holdings Ltd.
Comapany
May        NameClick Holdings Ltd.
     15, 2024
May 15,
Page 2 2024 Page 2
FirstName LastName
         to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Please provide prominent disclosure on your prospectus cover page about the legal and operational risks associated with being based in or having the
majority of the company   s
         operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and
         regulatory actions by China   s government, such as those related to
data security or anti-
         monopoly concerns, have or may impact the company   s ability to
conduct its business,
         accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

4. Please expand the description of your business in prospectus summary. In doing so, please include your revenue and net income for the recent years, and disclose your debt. In addition, please note, if true, that your recent revenue growth has been driven by your professional solution services sector, and discuss how this sector differs from your other sectors (e.g., dependence on employees rather than contractors, etc.).
5. Please refer to the "Risks related to doing business in Hong Kong" section on page 3. For each category of risks identified here, please provide a specific cross-reference (title and page number) to the more detailed discussion of these risks in the risk factor section of the prospectus.
6. Please refer to second bullet pointed summary risk factor on page 4. Please augment your discussion to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Use of Proceeds, page 42

7. With respect to the first bullet, please clarify whether you have identified any targets for potential investments and/or horizontal acquisition of human resources solution providers.
Capitalization, page 44

8. Please include short-term bank loans in your capitalization table. Please refer to Item 4.a of Form F-1 and Item 3.B of Form 20-F.
 Chan Chun Sing
FirstName  LastNameChan Chun Sing
Click Holdings Ltd.
Comapany
May        NameClick Holdings Ltd.
     15, 2024
May 15,
Page 3 2024 Page 3
FirstName LastName
Corporate history and structure, page 47

9. Please add a similar diagram that illustrates your corporate and shareholding structure following the completion of your initial public offering, making such reasonable assumptions as you deem necessary. Please make conforming revisions to the Corporate
         History and Structure section beginning on page 46.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended December 31, 2023 and 2022, page 49

10. You state in Note 10 that you have three reportable segments. Please tell us your consideration of providing a discussion of results of operations on a segment basis. Please also disclose, with quantification, the business reasons for changes in your corporate and unallocated expenses. Refer to Item 4.a of Form F-1 and Item 5 of Form 20-F.
Business
Employees, page 62

11. We note your professional solution service team comprised six persons as of December
         31, 2023. We further note on page 50 you disclose that this team drove the approximately
         $1.5 million or 36.1% increase in your revenue from $4.2 million in FY2022 to $5.7 million in FY2023. In light of these factors, as they seem to be significant employees to your business, please provide the information required by Item 6.A of Form 20-F for the members of the professional solution service team or tell us why you believe this information is not required.
Consolidated Statements of Cash Flows, page F-6

12. You present loss on disposal of property and equipment in the adjustment to reconcile net income to net cash used in operating activities in the year ended December 31, 2022.
         Please disclose the information required in ASC 360-10-50-3 for your disposal of long-
         lived assets.
13.      Please reconcile the amounts reported as    due from related parties
 and    due to related
         party    in the cash flows from operating activities in the year ended
December 31, 2023 to
         the related party balances disclosed in Note 12.
General

14. We note your disclosures suggesting you are not subject to CAC or CSRC review. For example, on page 21 you disclose, "If Click Services becomes subject to the CAC or
         CSRC review, we cannot assure you that Click Services will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, Click Services may become
 Chan Chun Sing
Click Holdings Ltd.
May 15, 2024
Page 4
      subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless." This is only one example. It appears from your disclosures that you do not believe that your are subject to CAC or CSRC review. Please disclose the basis for this legal conclusion. If you are relying on legal counsel for this conclusion, please revise your disclosures through out your prospectus to clarify, if true,
that this is counsel   s
      conclusion.
15. We note your disclosure on page 17 that the PRC government could intervene with, or influence, your operations as the government deems appropriate to further regulatory, political and societal goals. Please further revise your disclosure to address any permissions or approvals that you or your subsidiaries are required to obtain from Chinese officials to complete the transaction and to offer the securities being registered to foreign investors. In particular, we note that the China Securities Regulatory Commission adopted
      Trial Measures which impose certain requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction and the risks of non-compliance. If you believe the Trial Measures do not apply to this transaction, please disclose why.
       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameChan Chun Sing
                                                             Division of
Corporation Finance
Comapany NameClick Holdings Ltd.
                                                             Office of Trade &
Services
May 15, 2024 Page 4
cc:       Hilda Chan
FirstName LastName